UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 000-28508

Flamel Technologies S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Index

FLAMEL TECHNOLOGIES S.A.

2

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Operations

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	Three months ended March 31,
	2013	2014
Revenue:
License and research revenue	$1,273	$1,433
Product sales and services	2,107	5,940
Other revenues	1,760	1,802
Total revenue	5,140	9,175
Costs and expenses:
Cost of goods and services sold	(995)	(1,952)
Research and development	(8,529)	(7,094)
Selling, general and administrative	(2,491)	(3,555)
Fair value remeasurement of acquisition liabilities, incl. related parties	(2,976)	(14,626)
Acquisition note expenses, incl. related parties	-	(3,013)
Amortisation of intangible R&D assets	-	(2,937)
Total	(14,991)	(33,177)

Profit (loss) from operations	(9,851)	(24,002)

Interest income net	(429)	(5,508)
Interest expense on debt related to the royalty agreement with related parties	-	(156)
Foreign exchange gain (loss)	24	179
Other income (loss)	(35)	52

Income (loss) before income taxes	(10,291)	(29,435)
Income tax benefit (expense)	1,462	2,797
Net income (loss)	$(8,829)	$(26,638)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.35)	$(0.94)
Diluted earnings (loss) per share	$(0.35)	$(0.94)

Weighted average number of shares outstanding (in thousands) :

Basic	25,415	28,312
Diluted	25,415	28,312

See notes to condensed consolidated financial statements

3

Condensed Consolidated Statement of Comprehensive Income

(Unaudited)

(Amounts in thousands of dollars)

	Three months ended March 31,
	2013	2014

Net Income (loss)	$(8,829)	$(26,638)
Other comprehensive income (loss):
Net foreign currency translation gain (loss)	(484)	(768)

Other comprehensive income (loss), net of tax	(484)	(768)
Comprehensive Income (loss)	$(9,313)	$(27,406)

4

Condensed Consolidated Balance Sheet

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	December 31, 2013	March 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$6,636	$55,505
Marketable securities	401	28,018
Accounts receivable (net of allowance of $144 and $146 at December 31, 2013, and March 31, 2014 respectively)	6,204	4,040
Inventory	3,762	5,132
Research and development tax credit receivable short term	14,139	14,039
Prepaid expenses and other current assets	2,481	1,991
Total current assets	33,623	108,725

Goodwill, net	18,491	18,491
Property and equipment, net	17,435	17,170
Intangible assets	40,139	37,201
Other assets:
Research and development tax credit receivable long term	6,410	-
Other long-term assets	154	155
Total assets	$116,252	$181,742

LIABILITIES
Current liabilities:
Current portion of long-term debt, incl to related parties	19,194	18,090
Current portion of capital lease obligations	85	42
Accounts payable	5,099	6,358
Current portion of deferred revenue	1,264	157
Advances from customers	116	-
Accrued expenses	6,527	5,165
Other current liabilities	8,310	7,485
Total current liabilities	40,595	37,297

Long-term debt, less current portion, incl. to related parties	66,320	56,570

Capital lease obligations, less current portion	103	120
Deferred tax liabilities	2,806	-
Other long-term liabilities	15,940	9,626
Total long-term liabilities	85,169	66,316

Shareholders' equity:
Ordinary shares: 25,612,550 issued and outstanding at December 31, 2013 and 38,267,550 at March 31, 2014 (shares authorised 46,730,190) at nominal value of 0.122 euro	3,746	5,888
Additional paid-in capital	211,473	324,378
Accumulated deficit	(235,546)	(262,184)
Accumulated other comprehensive income (loss)	10,815	10,047
Total shareholders' equity	(9,512)	78,129
Total liabilities and shareholders' equity	$116,252	$181,742

5

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Three months ended March 31,
	2013	2014

Cash flows from operating activities:
Net income (loss)	$(8,829)	$(26,638)
Depreciation of property and equipment	822	3,570
Loss (gain) on disposal of property, equipment and inventory	92	3
Grants recognized in other income and income from operations	(168)	(168)
Remeasurement of acquisition liabilities and royalty agreement	2,976	17,633
Stock compensation expense	496	772
Income tax	(1,492)	(2,807)
Increase (decrease) in cash from:
Accounts receivable	63	2,153
Inventory	(415)	(1,369)
Prepaid expenses and other current assets	520	136
Research and development tax credit receivable	(1,371)	6,462
Accounts payable	102	(1,672)
Deferred revenue	(519)	(1,239)
Accrued expenses	(203)	17
Other current liabilities	303	213
Other long-term assets and liabilities	25	536
Net cash provided by (used in) operating activities	(7,598)	(2,398)

Cash flows from investing activities:
Purchases of property and equipment	(422)	(399)
Proceeds from disposal of property and equipment	1	3
Purchase of marketable securities	-	(27,752)
Proceeds from sales of marketable securities	5,018	357
Net cash provided by (used in) investing activities	4,597	(27,791)

Cash flows from financing activities:
Proceeds from loan or conditional grants	14,407	-
Reimbursment of loan	-	(34,288)
Earnout payments for acquisition including related parties	(66)	-
Principal payments on capital lease obligations	(19)	(26)
Cash proceeds from issuance of ordinary shares and warrants	-	114,388
Net cash provided by (used in) financing activities	14,322	80,074

Effect of exchange rate changes on cash and cash equivalents	(52)	(1,015)

Net increase (decrease) in cash and cash equivalents	11,269	48,870

Cash and cash equivalents, beginning of period	2,742	6,635

Cash and cash equivalents, end of period	$14,011	$55,505

Supplemental disclosures of cash flow information:
Income tax paid	-	39
Interest paid	-	5,602

6

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)

(Amounts in thousands of dollars)

					Accumulated Other
	Ordinary Shares		Additional		Comprehen-
	Shares	Amount	Paid-in Capital	Accumulated Deficit	sive Income (Loss)	Shareholders' Equity
Balance at January 1, 2014	25,612,550	3,746	211,473	(235,546)	10,815	(9,512)
Subscription of warrants						-
Issuance of ordinary shares on exercise of warrants	255,000	43	1,510			1,553
Issuance of ordinary shares on Capital raise	12,400,000	2,099	110,737			112,836
Stock-based compensation expense			658			658
Net loss				(26,638)		(26,638)
Other comprehensive income (loss)					(768)	(768)
Balance at March 31, 2014	38,267,550	5,888	324,378	(262,184)	10,047	78,129

7

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. SUMMARY OF SIGNIFICANT accounting policies

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited, condensed, consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (or US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2014. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiaries is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiaries whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

Other comprehensive income includes solely Currency translation Adjustments, thus no reclassifications out of accumulated other comprehensive income to the statements of operations are recognized.

2. REVENUES

2.1 License and research revenue

The Company recognized license and research revenues of $1,433,000 for the first three months of 2014 compared to $1,273,000 for the three month period ended March 31, 2013. Total research and development revenues amounted to $1,389,000 compared to $640,000 for the three month period ended March 31, 2013 and licensing fees were recognized for a total of $44,000 for the first three months of 2014 compared to $633,000 for the three month period ended March 31, 2013.

8

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The license and research revenues amounting to $1,433,000 relate to agreements with undisclosed partners.

2.2 Product sales and services.

The Company recognized product sales of $5,940,000 for the first three months of 2014.

Bloxiverz®, the first FDA-approved version of neostigmine sulphate; was launched in July of 2013. In the three month period ended March 31, 2014, the company recognised net product sales of $3,551,000 from sales of Bloxiverz® for the first time, based on net product sales of wholesalers to their customers. Net product sales of wholesalers to their customers are determined using sales data from an independent, renowned wholesaler inventory tracking service and are calculated by deducting estimates for returns for wholesalers’ customers, chargebacks, payment discounts and other sales or discounts offered from the applicable gross sales value. Gross product sales amounted to $4,704,000.

A total of $2,201,000 of revenue on shipments to wholesalers has been deferred as of March 31, 2014.

A total of $1,979,000 was recognised in connection with the supply agreement for the manufacture of Coreg CR microparticles with GSK for the three month period ended March31, 2014 compared to $2,107,000 for the three month period ended March 31, 2013.

2.3 Other revenues.

The Company recognized other revenues of $1,802,000 for the three month period ended March 31, 2014 compared to $1,760,000 for the three month period ended March 31, 2013, which includes royalties from the License Agreement with GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operational expenses.

For the three month period ended March 31, 2014, the credit amounted to $1,438,000 compared to $1,290,000 for the three month period ended March 31, 2013.

4. SHAREHOLDERS' EQUITY

During the three month period ended March 31, 2014, the Company issued 12,400,000 shares a result of an underwritten public offering in March 2014. The offering price to the public was $9.75 per ADS and included payment of a commission of $0.585 per ADS. Total net proceeds amounted to $113,646,000. Additional fees related to the capital raise amounted to $ 810,000 decrease the net proceeds to $112,836,000.

A further 255,000 shares were issued during the three month period ended March 31, 2014 as a result of the exercise of stock options and warrants.

The total amount of shares outstanding as of March 31, 2014 amounted to 38,267,550.

9

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

5. STOCK COMPENSATION EXPENSE

During the three month period ending March 31, 2014, no stock options, free share awards or warrants were granted by the Company.

Net income (loss) before and after stock-based compensation is as follows:

	Three months ended March 31,
(in thousands except per share data)	2013	2014

Net income (loss)	$(8,829)	$(26,638)

Net income (loss) per share
Basic	$(0.35)	$(0.94)
Diluted	$(0.35)	$(0.94)

Number of shares used for computing (weighted average)
Basic	25,415	28,312
Diluted	25,415	28,312

Stock-based compensation (ASC 718)
Cost of products and services sold	5	10
Research and development	191	343
Selling, general and administrative	299	419
Total	495	772

Net income (loss) before stock-based compensation	(8,334)	(25,866)

Net income (loss) before stock-based compensation per share
Basic	$(0.33)	$(0.91)
Diluted	$(0.33)	$(0.91)

10

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

6. INTANGIBLE ASSETS

	December 31,				March 31,
	2013				2014
(In thousands of U.S. dollars)	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net	Gross carrying amount	Accumulated amortization	Impairment	Intangible assets, net
In-progess R&D	12,061	-	(7,170)	4,891	4,891	-		4,891
Intangible asset corresponding to acquired IPR&D of Bloxiverz	35,248			35,248	35,248	(2,937)		32,311
Total Intangible assets	$47,309	$-	$(7,170)	$40,139	$40,139	$(2,937)	$-	$37,202

Intangible asset corresponding to acquired IPR&D of Bloxiverz® has been amortized for the first time in the three month period ended March 31, 2014. The asset is amortized straight-line over a 3 years period.

7. INVENTORY

The components of inventories were as follows:

(In thousands of U.S. dollars)	December 31, 2013	March 31, 2014

Raw materials	1,715	2,221
Finished goods	2,047	2,911

Inventories, net	3,762	5,132

Inventories consist of raw materials and finished products, which are stated at cost determined under the first-in, first-out ("FIFO") method. Raw materials used in the production of pre-clinical and clinical products are expensed as research and development costs when consumed. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow-moving on a case by case basis.

8. LONG-TERM DEBT

Long-term debt comprises:

(In thousands of U.S. dollars)	December 31, 2013	March 31, 2014

Government loans for R&D projects (a)	4,586	4,585
Acquisition liability contingent consideration (b)	37,991	38,868
Acquisition liability note (b)	10,405	-
Acquisition liability warrant consideration (b)	10,497	24,274
Deerfield Facility agreement (c)	12,492	-
Deerfield Royalty agreement (c)	4,590	4,695
Broadfin Facility agreement (d)	2,767	-
Broadfin Royalty agreement (d)	2,187	2,238
Total	85,515	74,660
Current portion	19,194	18,090
Long-term portion	66,321	56,570

11

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(a) French government agencies provide financing to French companies for research and development. At December 31, 2013 and March 31, 2014, the Company had outstanding loans of $4,586,000 and $4,585,000, respectively for various programs. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. Potential repayment is scheduled to occur from 2014 through 2019.

(b) The Acquisition liability relates to the acquisition by the Company on March 13, 2012, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

•	a $12 million senior, secured six-year note guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat. The note was repaid on March 24, 2014 in its entirety; The accelerated reimbursement of this note resulted in operating expenses of $3.0 million
•	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
•	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals launch products The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

As of March, 2014, the fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions:

	Three months ended March 31, 2013	Three months ended March 31, 2014
Share price	$4.30	$13.40
Risk-free interest rate	0.77%	1.32%
Dividend yield	-	-
Expected volatility	56%	51.79%
Expected term	5 years	4 years

Pursuant to guidance of ASC 815-40-15-7(i), the Company determined that the Warrants issued in March 2012 as consideration for the acquisition of Éclat could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price for the warrants is determined in U.S. dollars, although the functional currency of the Company is the Euro. The Company determined that these warrants should be accounted as a debt instrument.

As of March 31, 2014, the deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% has been used.

12

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(c) On February 4, 2013 the Company concluded a $15 million debt financing transaction (Facility Agreement) with Deerfield Management a current shareholder. The consideration received was as follows:

•	$12.4 million for a facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The indebtedness was repaid on March 24, 2014 in its entirety; The accelerated reimbursement of this note resulted in interest expenses of $ 2.5 million

•	$2.6 million for a Royalty Agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

(d) On December 3, 2013 the Company concluded with Broadfin Healthcare Master Fund, a current shareholder, a $15 million debt financing transaction (Facility Agreement) divided in 3 tranche of $5 million each, Under the terms of the Facility, upon closing Broadfin made an initial loan of $5.0 million. Consideration received was as follows:

•	$2.8 million for a Facility agreement of a nominal value of $5.0 million. Loans under the Facility were scheduled to mature upon the earlier to occur of (i) January 31, 2017 and (ii) the repayment in full of all outstanding amounts under the Deerfield Facility, but in no event prior to November 15, 2015. The indebtedness was repaid on March 24, 2014 in its entirety; the accelerated reimbursement of this note resulted in interest expenses of $ 2.2 million.
•	$2.2 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 0.834% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The fair value of the Royalty was estimated using a probability-weighted discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The discount rate used is 20%.

Total future payments on long-term debt for the next five years ending March 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	March 31, 2014

2014	15,041
2015	19,745
2016	15,697
2017	6,887
2018	4,253

61,623

13

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

9. RELATED PARTY TRANSACTIONS

In March 2012, we acquired, through our wholly owned subsidiary Flamel US, all of the membership interests of Éclat from Éclat Holdings, an affiliate of our largest shareholder Deerfield Capital L.P., for consideration primarily consisting of a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat, two warrants to purchase a total of 3,300,000 ADSs of Flamel and commitments to make earn out payments of 20% of any gross profit generated by certain Éclat launch products and 100% of the gross profit generated by our former product Hycet®, which we sold in 2013, up to a maximum of $1 million. Upon closing of the acquisition, Mr. Anderson, the Chief Executive Officer of Éclat, was appointed Chief Executive Officer of Flamel. Mr. Anderson retains a minority interest in Éclat Holdings, renamed Breaking Stick, and does not have the ability to control this entity by virtue of his minority interest. The senior secured note was repaid in full in March 2014 using the net proceeds from our public sale of ADSs.

On February 4, 2013, we entered into a Facility Agreement (the “Deerfield Facility”), through Flamel US with Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (together, the “Deerfield Entities”) providing for debt financing of $15 million by the Deerfield Entities (the “Loan”). The Loan was repaid in full in March 2014 using the net proceeds from our public sale of ADSs.

The Deerfield Facility was subject to certain limitations, and allowed us to use the funds for working capital, including continued investment in our research and development projects. Interest accrued at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter Pursuant to the Deerfield Facility, we were required to pay the Deerfield Entities a fee of $112,500 for entering into the transaction and to reimburse the Deerfield Entities for legal costs and expenses incurred in effecting the transaction.

In conjunction with our entry in the Deerfield Facility, Éclat entered into a Royalty Agreement with Horizon Santé FLML, Sarl and Deerfield Private Design Fund II, L.P., both affiliates of the Deerfield Entities (together, “Deerfield PDF/Horizon”). The Royalty Agreement provides for Éclat to pay Deerfield PDF/Horizon 1.75% of the net sales price of the products sold by us and any of our affiliates until December 31, 2024, with royalty payments accruing daily and paid in arrears for each calendar quarter during the term of the Royalty Agreement. The Royalty Agreement requires Éclat to take all commercially reasonable efforts to obtain the necessary regulatory approvals to sell the products in the United States and to market the Products after receiving such approvals.

We also entered into a Security Agreement dated February 4, 2013 with Deerfield PDF/Horizon, whereby Deerfield PDF/Horizon was granted a security interest in the intellectual property and regulatory rights related to the products to secure the obligations of Éclat and Flamel US, including the full and prompt payment of royalties to Deerfield PDF/Horizon under the Royalty Agreement.

We also entered into two pledge agreements on certain receivables and equipment we own. These agreements were required to be recorded under French law and on request of Deerfield. No request has been made and the receivable pledge was released in full in June 2014.

14

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

As of December 3, 2013, we and certain of our U.S. subsidiaries entered into a Facility Agreement (the “Broadfin Facility”) with Broadfin Healthcare Master Fund, Ltd. (“Broadfin”) providing for loans by Broadfin in an aggregate amount not to exceed $15.0 million. The loans under the Broadfin Facility were secured by a first priority security interest in intellectual property associated with our Medusa technology and a junior lien on substantially all of the assets of the borrowers, which were previously pledged in connection with the Deerfield Facility, the Royalty Agreement and the notes issued in connection with the Éclat acquisition. In addition, we have agreed to grant a junior lien on certain equipment located in France, if such previously pledged equipment under the Deerfield Facility and/or the Éclat note is recorded.

Under the terms of the Broadfin Facility, upon closing Broadfin made an initial loan of $5.0 million and we had the ability to request, at any time prior to August 15, 2014, up to two additional loans in the amount of $5.0 million each, with funding subject to certain specified conditions. Loans under the Broadfin Facility were scheduled to mature upon the earlier to occur of (i) January 31, 2017 and (ii) the repayment in full of all outstanding amounts under the Deerfield Facility, but in no event prior to November 15, 2015. We had the ability to prepay the outstanding loans under the Broadfin Facility at any time, without prepayment penalty and the full $5.0 million outstanding was subsequently repaid using a portion of the net proceeds from our public sale of ADSs in March 2014. Prior to repayment, interest accrued on the loan under the Broadfin Facility at a rate of 12.5% per annum, payable quarterly in arrears, commencing on January 1, 2014.

In connection with entering into the Broadfin Facility, we also entered into a Royalty Agreement with Broadfin, dated as of December 3, 2013 (the “Broadfin Royalty Agreement”). Pursuant to the Broadfin Royalty Agreement, we are required to pay a royalty of 0.834% on the net sales of certain products sold by Éclat Pharmaceuticals, LLC and any of its affiliates until December 31, 2024.

Concurrent with entering into the Broadfin Facility, we also amended the terms of the Deerfield Facility and the agreement governing the Éclat notes to, among other things, permit the indebtedness and liens under the Broadfin Facility and to grant a junior lien to the respective lenders on the Medusa Technology.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2013 and March 31, 2014, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

The company calculates fair value for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of ASC 820-10 fair value hierarchy.

At December 31, 2013 and March 31, 2014 the fair value of long-term debt and long term receivables was comparable with their carrying values.

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for March 31, 2014 and indicates the fair value hierarchy of the valuation technics utilized to determine such fair value.

15

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

						March,31 2014			March,31 2013
(in thousands)	Net Carrying Value as of December 31,	Net Carrying Value as of March 31,	Fair Value Measured and Recorded Using			Operational Gain (losses) recognized in	Financial Gain (losses) recognized in		Operational Gain (losses) recognized in	Financial Gain (losses) recognized in
	2013	2014	Level 1	Level 2	Level 3	earnings	earnings	Total	earnings	earnings	Total
Assets
Cash and cash equivalent	6,636	55,505	55,505	-	-	-	-	-	-	-	-
Marketable securities	401	28,018	28,018	-	-	-	-	-	-	-	-
Liabilities
Acquisition liability contingent consideration (a)	37,991	38,868	-	-	38,868	(849)	-	(849)	(531)	-	(531)
Acquisition liability note (b)	10,405	-	-	-	-	(3,013)		(3,013)	(266)		(266)
Acquisition liability warrant consideration (c)	10,497	24,274	-	-	24,274	(13,777)	-	(13,777)	(2,169)	-	(2,169)
Deerfield Royalty Agreement (d)	4,590	4,696			4,696		(105)	(105)	-	-	-
Broadfin Royalty Agreement (e)	2,187	2,238			2,239		(52)	(52)	-	(52)	(52)
Total						(17,639)	(157)	(17,796)	(2,966)	(52)	(3,018)

The fair value of the financial instruments in connection with the acquisition of Éclat (see note 8 Long-Term Debt) are estimated as follows:

(a) Acquisition liability contingent consideration: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual gross profit of each of the products which formed the project portfolio at the time of acquisition of Éclat Pharmaceuticals (Note 8 Long Term Debt).

The fair value of the contingent consideration will change over time in accordance with the changes in market conditions and thus business plan projections as the relate to market size, market share, product pricing, competitive landscape, gross profit margins expected for each of the products.

(b) Acquisition liability Note: the Company uses a probability-weighted discounted cash flow model (see note 8 Long Term Debt). The note was repaid on March 24, 2014.

(c) Acquisition liability warrant consideration: the Company uses a Black-Scholes option pricing model. The fair value of the warrant consideration will change over time depending on the volatility and share price at balance sheet date (see note 8 Long Term Debt).

(d) Royalty Agreement: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual net sales of each of the products which may be approved and sold by Éclat Pharmaceuticals (Note 8 Long Term Debt). The discount rate is 20%.

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs:

Acquisition
Liabilities
Liability recorded upon acquisition	$(50,927)
Operational gain (loss) recognized in earnings for fiscal year 2012	$18,993
Operational gain (loss) recognized in earnings for fiscal year 2013	$(26,959)
Net carrying value at January 1, 2014	$(58,893)
Operational gain (loss) recognized in earnings for three months to March 31, 2014	$(17,639)
Payment of interest on acquisition liability note	$1,390
Reimbursment of acquisition liability note	$12,000
Net carrying value at March 31, 2014	$(63,142)

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FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

	Deerfield Royalty	Broadfin Royalty
	Agreement	Agreement

Liability recorded upon execution of Agreeement	$(2,600)	$(2,187)
Interest expense recognized in earnings for 2013	$(1,990)
interest expense recognized in earnings for three months to March 31, 2014	$(105)	$(52)

Net carrying value at March 31, 2014	$(4,695)	$(2,239)

The acquisition liabilities, consisting of the note, warrants and deferred consideration, and Royalty agreement all of which are classified as long-term debt, are measured at fair value and the income or expense may change significantly as assumptions regarding the valuations and probability of successful development and approval of products in development vary.

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FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

11. Post Balance Sheet Events

On April 29, 2014 the Company announced the receipt of a complete response letter (CRL) from the Food and Drug Administration (FDA) for VAZCULEP™, the second product from the portfolio of Éclat products acquired in March 2012. In the CRL, the FDA noted that during a recent inspection of the manufacturing facility of the active pharmaceutical ingredient’s (API) supplier, deficiencies were found. Satisfactory resolution of these facility deficiencies is required before this application may be approved. There were no other deficiencies in the CRL. Final agreement on the draft product labeling is also pending.

On June 5, 2014, the Company announced that it has been informed by the API supplier for its second NDA that the FDA has now classified its facility as acceptable. As a result, the Company resubmitted the NDA for VAZCULEP™ to the FDA.

On June 30, 2014, the Company announced that the U.S. FDA approved the NDA for VAZCULEP™. Flamel expects to launch VAZCULEP™ in the next few months in 1 mL single use vials, and 5 mL and 10 mL pharmacy bulk package vials. The drug strength is the same in all vials at 10 mg/mL. Phenylephrine hydrochloride is used in operating rooms and is injected intravenously either as a bolus or in a dilute solution as a continuous infusion.

VAZCULEP™ is the only FDA-approved version of phenylephrine hydrochloride to be available in all three vial sizes, which will be of great convenience to hospitals and physicians. One other company has an FDA-approved version of the 1 mL single use vials. Based on our knowledge, there is another company that offers unapproved versions of phenylephrine hydrochloride, but only in the 5 mL and 10 mL pharmacy bulk package vials. These unapproved versions have been on the market as grandfathered products under the Food, Drug and Cosmetic Act of 1938.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project,’ ‘will,’ ‘continue’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward looking statements. Factors that could cause actual results to differ from expectations include, among others, those listed in Part II, Item 1A, Risk Factors of this Form 6-K and set forth in more detail in “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2013.

RESULTS OF OPERATIONS

For the three months ended March 31, 2014, Flamel reported total revenues of $9.2 million compared to $5.1 million of revenues reported for the first three months of 2013, which reflects initial recognition of sales of Bloxiverz®.

License and research revenues for the three months ended March 31, 2014 were $1.4 million compared to $1.3 million for the first three months of 2013.

Product sales and services, totaled $5.9 million for the three months ended March 31, 2014, compared to $3.4 million for the three months ended March 31, 2013

Other revenues were $1.8 million for the three months ended March 31, 2014 compared to $1.8 million for the first three months of 2013. These revenues are derived primarily from the royalty on sales of Coreg CR.

Operating expenses increased to $33.2 million during the three months March 31, 2014 from $15 million for the three months March 31, 2013, and includes a $14.6 million non-cash expense based on fair-value measurement of certain liabilities associated with the acquisition of Éclat Pharmaceuticals as of March 31, 2014 compared with a $3 million for the three months March 31, 2013, amortization of intangible assets associated with the development of Bloxiverz® for a total of $2.9 million and $3.0 million non-cash expense associated with the accelerated reimbursement of the acquisition note.

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Costs of goods and services sold were $2.0 million in the three months ended March 31, 2014 compared to $1.0 million for the three months March 31, 2013.

Research and development expenditures were $7.1 million in the three months ended March 31, 2014 compared to $8.5 million in the three months ended March 31, 2013. Research and development expenditures in the prior year period included $2.0 million associated with an NDA filing fee for the VAZCULEP™ NDA filed with the FDA that did not recur in the current year period.

Selling, general and administrative expenses increased from $2.5 million in the three months March 31, 2013 to $3.5 million in the three months ended March 31, 2014. This increase resulted from additional selling and marketing costs to support the launch of Bloxiverz®, the cost of post-marketing studies requested by the FDA and increased legal costs.

Net loss for the three months ended March 31, 2014 was $26.6 million, compared to a net loss of $8.8 million in the three months March 31, 2013. Net loss per share (basic) for the three months ended March 31, 2014 was $(0.94), compared to a net loss per share in the year-ago period of $(0.35). Net loss and loss per share (basic and diluted) for the first three months of 2014 include impact of non-cash expenses net of tax effect amounting to $(23.1) million and $(0.82), respectively, related to fair value remeasurements, amortization of intangible assets and effects of accelerated reimbursement of certain debt instructions, compared with a $(2.9) million and $(0.12) impact, respectively for the three months March 31, 2013.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2014, the Company had $84 million in cash, cash equivalents and marketable securities, compared to $7 million on December 31, 2013. This increase was due to the $113 million of net proceeds received on the sale of 12.4 million ADSs in March, 2014 and the subsequent reimbursement of outstanding debt and credit lines for a total of $32 million. As of March 31, 2014 the Company has no debt outstanding on the $12 million note relative to the acquisition of Éclat Pharmaceuticals LLC in March 2012, the $15 million Facility agreement signed with Deerfield in February 2013 and the $5 million Facility agreement signed with Broadfin in December 2013. The remaining proceeds from the capital increase will be used to continue the development of the Company’s product pipeline, including possible clinical trials and for general corporate purposes.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

Item 1A. Risk Factors

Item 3, “Key Information - Risk Factors,” of our Annual Report on Form 20-F for the year ended December 31, 2013 describes some of the risks and uncertainties associated with our business. The risk factors set forth below highlight some of these risk disclosures. Other factors may also exist that we cannot anticipate or that we currently do not consider to be significant based on information that is currently available. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below or in our Form 20-F could have a material adverse effect on our business, financial condition and results of operations, cash flows and future results:

•	we currently depend on a small number of customers for the majority of our revenues related to our drug delivery platforms and drug products (e.g. Coreg CR® microparticles and Éclat products), and the loss of any one of these customers could reduce our revenues significantly.

•	our focus on (i) the development and licensing of versatile, proprietary drug delivery platforms, (ii) the development of novel, high-value products based on our drug delivery platforms and (iii) as a result of our acquisition of Éclat Pharmaceuticals, LLC, or Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S., rather than primarily on collaborative agreements with pharmaceutical and biotechnology companies, may not be successful.

•	our current revenues from our drug delivery business primarily depend on third party pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery platforms.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we currently depend upon a single site to manufacture some of our drug products and our drug delivery product, Coreg CR® microparticles, and any interruption of operations could have a material adverse effect on our business.

•	we depend upon a limited number of suppliers for certain raw materials used in our drug delivery technologies and for the manufacture of certain drug products in development, and any failure to deliver sufficient quantities of supplies of these raw materials or product could interrupt our production process and could have a material adverse effect on our business.

•	if our competitors develop and market technologies or products that are more effective or safer than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

•	we may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of late-stage products pipeline products, and any new and complementary businesses, products and technologies we may acquire in the future.

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•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery platforms and products could become obsolete or noncompetitive.

•	if we cannot adequately protect our drug delivery platforms and proprietary information, we may be unable to sustain a competitive advantage.

•	even if we and our partners obtain necessary regulatory approvals, our products and drug delivery platforms, or our partners’ products (incorporating our platforms) may not gain market acceptance.

•	our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of intellectual property and may adversely affect the commercial success of the products developed under those partnerships.

•	third parties may claim, that our drug delivery platforms, or the products in which they are used, or our other products infringe on their rights and we may incur significant costs resolving these claims or may not be able to resolve.

•	if we or our third party collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•	fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may clause fluctuations in our financial results.

•	products that incorporate our drug delivery platforms and our late-stage development products acquired from Éclat and other products we may develop are subject to regulatory approval. If we or our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

•	commercial products are subject to continuing regulation, and we on our own, and in conjunction with our pharmaceutical and biotechnology companies partners, may be subject to adverse consequences if we or they fail to comply with applicable regulations.

•	we are subject to U.S. federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, causing harm to our business.

•	regulatory reforms may adversely affect our ability to sell our products or technologies drug delivery platforms profitably.

•	we and companies to which we have licensed our drug delivery platforms and subcontractors we engage for services related to our in the development of our products are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet these regulatory requirements could adversely affect our business.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our drug delivery platforms.

•	if we use hazardous biological and/or chemical materials in a manner that causes injury, we may be liable for significant damages.

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INCORPORATION BY REFERENCE

As provided by in the Company’s Registration Statements on Form F-3, as filed with the Securities and Exchanges Commission on September 18, 2012 and February 12, 2014, each as subsequently amended; this report is being incorporated by reference into such registration statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: July 8, 2014	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

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